Autonomix Medical, Inc.

21 Waterway Avenue, Suite 300

The Woodlands, TX 77380

November 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Autonomix Medical, Inc. Registration Statement on Form S-1 File No. 333-282940

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Autonomix Medical, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:30 P.M. (Eastern Time) on November 21, 2024, or as soon thereafter as possible on such date.

Very truly yours, Autonomix Medical, Inc. By: /s/ Trent Smith Name: Trent Smith Title: Chief Financial Officer